SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Telewest Communications plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, par value 10 pence per share,
            represented by American Depositary Shares, each of which
                         represents ten Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  87956P 10 5*
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Frank Eichler, Esq.
                              MediaOne Group, Inc.
                            188 Inverness Drive West
                            Englewood, Colorado 80112
                            Telecopy: (303) 858-5834

                                 with a copy to:

                                 Dennis J. Block
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



CUSIP NO. 87956P 10 5.

----------
*CUSIP No. 87956 10 5 relates to the American Depositary Shares.

                                  SCHEDULE 13D



CUSIP No. 87956P 10 5
----------------------



1      NAME OF REPORTING PERSON
       MEDIAONE GROUP, INC.
       (FORMERLY "U S WEST, INC.")

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       54-0926774

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_| (b) |X|
1
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e): |_|

       Not Applicable
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               463,438,960*
     NUMBER OF
       SHARES        -------- --------------------------------------------------
    BENEFICIALLY      8        SHARED VOTING POWER
      OWNED BY                 926,877,921**
        EACH
     REPORTING        -------- -------------------------------------------------
       PERSON         9        SOLE DISPOSITIVE POWER
        WITH                   463,438,960*

                      -------- -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               926,877,921**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         926,877,921*
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|

         Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.20% **
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         CO

----------

* Excludes up to a maximum of 180,000,000 Ordinary Shares of Telewest Communications plc ("Telewest") which, pursuant to certain conditions, may be acquired by MediaOne International Holdings, Inc. ("International"), a wholly-owned subsidiary of MediaOne Group, Inc., pursuant to a letter agreement (the "Letter Agreement") with Southwestern Bell International Holdings (UK-1) Corporation.

** All of the subject shares (including those which may be acquired pursuant to the Letter Agreement) may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by MediaOne Group, Inc. by virtue of the Relationship Agreement and Operating Agreement referred to below. The filing of this Schedule 13D shall not be construed as an admission by MediaOne Group, Inc. that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

                                  SCHEDULE 13D


CUSIP No. 87956P 10 5
---------------------


1      NAME OF REPORTING PERSON
       MEDIAONE INTERNATIONAL HOLDINGS, INC.
       (FORMERLY "U S WEST INTERNATIONAL HOLDINGS, INC.")

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       84-1083131

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_| (b) |_|

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC

------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e):  |_|

       Not Applicable
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               463,438,960*
     NUMBER OF
       SHARES         -------- -------------------------------------------------
    BENEFICIALLY      8        SHARED VOTING POWER
      OWNED BY                  926,877,921**
        EACH
     REPORTING        -------- -------------------------------------------------
       PERSON         9        SOLE DISPOSITIVE POWER
        WITH                   463,438,960 *

                 ---------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               926,877,921**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         926,877,921**

-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|

         Not Applicable

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.20% **

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         CO

----------

* Pursuant to the Letter Agreement and subject to the certain conditions therein, International may acquire up to 180,000,000 Ordinary Shares of Telewest.

** All of the subject shares (including those which may be acquired pursuant to the Letter Agreement) may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Exchange Act by International by virtue of the Relationship Agreement and Operating Agreement referred to below. The filing of this Schedule 13D shall not be construed as an admission by International that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

                                  SCHEDULE 13D


CUSIP No. 87956P 10 5
---------------------



1      NAME OF REPORTING PERSON
       MEDIAONE UK CABLE, INC.
       (FORMERLY "U S WEST UK CABLE, INC.")

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       81-1145944

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_| (b) |X|

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC

------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e): |_|

       Not Applicable

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Colorado

--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               423,053,758
    NUMBER OF
      SHARES
   BENEFICIALLY      -------- --------------------------------------------------
     OWNED BY        8        SHARED VOTING POWER
       EACH                   926,877,921*
    REPORTING
      PERSON         -------- --------------------------------------------------
       WITH          9        SOLE DISPOSITIVE POWER
                              423,053,758

                     -------- --------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                               926,877,921*

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         926,877,921*

-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|

         Not Applicable

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.20%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         CO

----------
* All of the subject shares (including those which may be acquired pursuant to the Letter Agreement) may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Exchange Act by MediaOne UK Cable, Inc. by virtue of the Relationship Agreement and Operating Agreement referred to below. The filing of this Schedule 13D shall not be construed as an admission by MediaOne UK Cable, Inc. that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

                                  SCHEDULE 13D


CUSIP No. 87956P 10 5
---------------------



12     NAME OF REPORTING PERSON
       MEDIAONE CABLE PARTNERSHIP HOLDINGS, INC.
       (FORMERLY "U S WEST CABLE PARTNERSHIP HOLDINGS, INC.")

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       84-1126521

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_| (b) |_|

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC

------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e): |_|

       Not Applicable

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Colorado

--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               40,385,202
     NUMBER OF
       SHARES
    BENEFICIALLY      -------- -------------------------------------------------
      OWNED BY        8        SHARED VOTING POWER
        EACH                   926,877,921*
     REPORTING
       PERSON
        WITH          -------- -------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                               40,385,202

                      -------- -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               926,877,921*
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         926,877,921*
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|

         Not Applicable

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.20% *
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         CO

----------

* All of the subject shares (including those which may be acquired pursuant to the Letter Agreement) may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Exchange Act by MediaOne Cable Partnership Holdings, Inc. by virtue of the Relationship Agreement and Operating Agreement referred to below. The filing of this Schedule 13D shall not be construed as an admission by MediaOne Cable Partnership Holdings, Inc. that it is, for the purposes of
Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

Item 1. Security and Issuer

     This Statement relates to the ordinary shares, par value 10 pence per share (the "Telewest Ordinary Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest"). The address of the principal executive offices of Telewest is Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW, United Kingdom.

Item 2. Identity and Background.

          This statement is filed on behalf of MediaOne Group, Inc., a Delaware corporation ("MediaOne Group"), MediaOne International Holdings, Inc., a Delaware corporation ("International"), MediaOne UK Cable, Inc., a Colorado corporation ("UK Cable"), and MediaOne Cable Partnership Holdings, Inc., a Colorado corporation ("Cable Partnership"). UK Cable and Cable Partnership are wholly-owned subsidiaries of International which is in turn a wholly-owned subsidiary of MediaOne Group. As used herein, "MediaOne" is a collective reference to MediaOne Group, International, UK Cable and Cable Partnership.

          Except for such shares that may be acquired under the Letter Agreement (as defined below), all shares issued by Telewest described herein as beneficially owned by MediaOne are beneficially owned by TW Holdings L.L.C., a Colorado limited liability company ("TW Holdings"). Fifty percent of TW Holdings is beneficially owned by MediaOne (approximately 45.6% by UK Cable and 4.4% by Cable Partnership) and 50% by United Artists Programming-Europe, Inc. ("UAP," an affiliate of Tele-Communications, Inc., together with its affiliates, including Tele-Communications International, Inc., "TINTA").

          On September 10, 1998, International entered into the Letter Agreement (defined below) with Southwestern Bell International Holdings (UK-1) Corporation ("SBUK"), an affiliate of SBC Communications Inc., pursuant to which International agreed to acquire up to 180,000,000 Telewest Ordinary Shares, subject to certain conditions more fully described below.

          The name, business address, present principal occupation or employment, citizenship and the material occupation, position, offices or employments during the last five years of each current director and executive officer of MediaOne Group is set forth in "Section Seven--Additional Information--Directors and Executive Officers of MediaOne Group, Inc." in Part I of the Disclosure Document, dated June 29, 1998, of Telewest (the "Disclosure Document") a copy of which is filed as Exhibit (1) hereto and which is incorporated herein by reference.



         (a)      NAME:

                  (1)      MediaOne Group, Inc.

                  (2)      MediaOne International Holdings, Inc.

                  (3)      MediaOne UK Cable, Inc.

                  (4)      MediaOne Cable Partnership Holdings, Inc.

         (b)      PLACE OF ORGANIZATION:

                  (1)      MediaOne Group, Inc. -- Delaware

                  (2)      MediaOne International Holdings, Inc. -- Delaware

                  (3)      MediaOne UK Cable, Inc. -- Colorado

                  (4)      MediaOne Cable Partnership Holdings, Inc. -- Colorado

         (c)      PRINCIPAL BUSINESS:

                    MediaOne is a diversified global media and broadband communications company engaged in domestic and international broadband communications and international wireless communications businesses.

         (d)      BUSINESS ADDRESS:

                  (1)      MediaOne Group, Inc.

                           188 Inverness Drive West
                           Englewood, Colorado 80112

                  (2)      MediaOne International Holdings, Inc.

                           9785 Maroon Circle
                           Englewood, Colorado 80112

                  (3) MediaOne UK Cable, Inc.

                           9785 Maroon Circle
                           Englewood, Colorado 80112

                  (4)      MediaOne Cable Partnership Holdings, Inc.

                           9785 Maroon Circle
                           Englewood, Colorado 80112

         (e)      CONVICTION IN A CRIMINAL PROCEEDING:
         (f)      PARTY IN AN ADMINISTRATIVE PROCEEDING:

                    During the last five years, neither MediaOne nor, to MediaOne's knowledge, any current director or executive officer of MediaOne listed in "Section Seven--Additional Information--Directors and Executive Officers of MediaOne Group, Inc." in Part I of the Disclosure Document has been
                    (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of funds for MediaOne in connection with all transactions described herein is and will be working capital.

Item 4. Purpose of the Transaction.

BACKGROUND

     The Merger Offer.

     On April 15, 1998, the boards of Telewest and General Cable PLC, a public limited company incorporated under the laws of England and Wales ("General Cable"), announced that they agreed to the terms of a proposed merger. Subject to the satisfaction of certain pre-conditions, Telewest made an offer (the "Merger Offer") to holders of General Cable Ordinary Shares, par value (pound)1 per share (the "General Cable Ordinary Shares"), including holders of American Depositary Shares, each representing five General Cable Ordinary Shares (the "General Cable ADSs"), pursuant to the Offer to Purchase/Prospectus, dated June 29, 1998 of Telewest (the "Offer to Purchase") (a copy of which is filed as Exhibit (2) to this Schedule 13D) on the following basis:

        For every General Cable         1.243 new Telewest  Ordinary  Shares and
        Ordinary Share                  65 pence in cash

        For every General Cable ADS     6.215 new Telewest  Ordinary  Shares and
                                        325 pence in cash

The terms of the Merger Offer (including the pre-conditions and conditions with respect thereto) are set forth in the Offer to Purchase, which is included as Exhibit (2) to this Schedule 13D and which is incorporated herein in its entirety by reference.

     On June 28, 1998, Telewest, in order to fund the cash element of the Merger Offer, offered to issue approximately 261 million new Telewest Ordinary Shares, at a price of 92.5 pence per Telewest Ordinary Share (the "Pre-emptive Issue"), to Telewest shareholders (except for certain non-US overseas shareholders) and the holders of convertible preference shares of Telewest (which preference shares (the "Convertible Preference Shares") were owned by MediaOne and certain other significant shareholders of Telewest and which were each convertible into one Telewest Ordinary Share).

     In connection with the Offer to Purchase and as disclosed therein, each of MediaOne, TINTA and Cox (as defined below) undertook to take up their full entitlement for new Telewest Ordinary Shares under the Pre-emptive Issue and also undertook to subscribe for any remaining new Telewest Ordinary Shares not taken up under the Pre-emptive Issue in accordance with the terms of a subscription agreement entered into by MediaOne and such other shareholders. The Merger Offer and the Pre-emptive Issue, together with various matters relating thereto, were approved by Telewest shareholders on July 28, 1998 and the Merger Offer became unconditional on September 1, 1998. Pursuant to the Operating Agreement and the Contribution Agreement, dated April 15, 1998 (the "Contribution Agreement") among MediaOne, TINTA and TW Holdings, TW Holdings agreed to acquire an additional 15,340,370 Telewest Ordinary Shares which were not taken up in the Pre-emptive Issue on behalf of each of MediaOne and TINTA (30,680,740 Telewest Ordinary Shares in total).

     Also, as stated in the Offer to Purchase, each of MediaOne, TINTA, Cox and SBC agreed to convert their entire respective holdings of Convertible Preference Shares into Telewest Ordinary Shares upon the Merger Offer becoming unconditional  (September  1, 1998).  This  conversion  occurred on September 8,
1998.

     As of the closing of the Pre-emptive Issue, the conversion of Convertible Preference Shares referenced above, and the allotment of Telewest Ordinary
Shares in the Merger Offer, MediaOne and TW Holdings beneficially own such number of Telewest Ordinary Shares as are described herein as being owned prior to the consummation of the transactions contemplated by the Letter Agreement.

     The Relationship Agreement, the Operating Agreement and Related Matters.

     As of April 15, 1998, in connection with the Merger Offer, MediaOne, UK Cable, Cable Partnership, TINTA, Cox Communications, Inc. and certain of its affiliates (collectively, "Cox"), certain affiliates of SBC Communications Inc. (collectively, "SBC") and Telewest entered into an Amended and Restated Relationship Agreement (the "Relationship Agreement"). The Relationship Agreement became effective as of September 1, 1998. The Relationship Agreement broadly reflects the arrangements which were already in place among Telewest, MediaOne, TINTA, Cox and SBC under the various agreements entered into at the time of flotation of Telewest in 1994 and its merger with SBC CableComms UK in 1995.

     As of September 11, 1998, UK Cable, Cable Partnership and UAP (a TINTA affiliate) entered into an Amended and Restated Operating Agreement for TW Holdings (the "Operating Agreement"). Under the Operating Agreement beneficial ownership of 448,098,590 and 448,098,591 Telewest Ordinary Shares were transferred from MediaOne and TINTA, respectively, to TW Holdings. Pursuant to the terms of the Operating Agreement, the managing directors of TW Holdings will consist of four persons, two appointed by MediaOne and two appointed by TINTA, the managing directors will act by majority vote subject to certain exceptions requiring unanimous vote. In addition, TW Holdings is not permitted to transfer its Telewest shares, subject to certain exceptions, without unanimous vote of the managing directors. Furthermore, TW Holdings agrees to vote all its Telewest shares in favor of any candidate for director of Telewest which either MediaOne or TINTA is entitled to nominate in accordance with Telewest's Articles of Association or the Relationship Agreement.

     Pursuant to the Relationship Agreement and the Operating Agreement, TINTA and MediaOne have agreed that, on any matter requiring shareholder approval, they will vote their Telewest shares together in such manner as may be agreed by them or, in the absence of such agreement, will vote their Telewest shares together in the manner that would most likely continue the status quo without materially increasing Telewest's financial obligations or materially deviating from its approved budget and business plan. If TINTA or MediaOne, as the case may be, have a conflict of interest in any matter, they shall abstain from voting (or the Telewest shares owned by TW Holdings and attributable to them shall not be voted) and the members of the other affiliate group may vote the Telewest shares attributable to them on such matter as they deem appropriate. These voting restrictions will lapse after December 31, 1999 if TINTA or MediaOne so notifies the other party following the disposal by such other party of more than 43 million of its Telewest shares other than to an affiliate or pursuant to a Permitted Demerger (defined as certain distributions which result in an affiliate of the transferor owning 80% or more of the transferor's shares in Telewest) or with the first party's consent.

     The Relationship Agreement also provides that for so long as either TINTA or MediaOne holds 15% or more of the Telewest shares in issue assuming conversion of all Telewest Convertible Preference Shares then in issue and ignoring all Telewest shares issued pursuant to or for the purposes of share options (a "Qualifying Interest"), the consent of TINTA and/or MediaOne (as appropriate) must be obtained by Telewest before: (a) making any material acquisition or disposal out of the ordinary course of business; (b) incurring any borrowings or indebtedness in the nature of borrowings or granting any security interests in excess of (pound) 50 million in aggregate (excluding borrowings under facilities in place at the date the Relationship Agreement became effective and any borrowings or security interests consented to after that date); (c) allotting or issuing shares or securities convertible into shares or granting options other than pursuant to the Pre-emptive Rights described on page I-75 of the Disclosure Document, the Pre-emptive Issue or the conversion of Preference Shares (as defined below) or pursuant to options (depending on their terms), convertibles or similar securities granted or issued before the date of the Relationship Agreement or with the necessary consents after the date on which the Relationship Agreement becomes unconditional and certain other exceptions; (d) appointing or removing the chief executive officer of Telewest; or (e) increasing the number of directors holding office beyond 14.

     The Relationship Agreement provides that Telewest and the shareholder groups party to the Relationship Agreement will accept a number of restrictions on their ability to extend the scope of their business.

     For the purpose of these restrictions, the following definitions set forth in the Relationship Agreement apply:

              "Cable Telephony" means any voice or data telecommunications service which operates in whole or in part by cable links to subscribers' premises, is interconnected at some point to a public switching network and is intended to serve customers in the UK.

              "Cable Television" means any service provided to customers on a subscription or pay-per-view basis which sends sounds or visual images or both by means of cable, radio or microwave transmission systems for television reception at two or more locations, whether sent for simultaneous reception or at different times in response to subscribers' requests, including, without limitation, video-on-demand services and other interactive services and other entertainment, telecommunications and information services.

     Pursuant to the Relationship Agreement, each of TINTA and MediaOne has accepted certain non-compete obligations for so long as TINTA or MediaOne (as appropriate) has a Qualifying Interest and for one year thereafter. Equivalent restrictions apply to SBC and Cox for so long as they have a Lesser Qualifying Interest (as defined in the Relationship Agreement) and for one year thereafter. The provisions restrict direct ownership of UK Cable Television and Cable Telephony assets and the acquisition of equity interests in companies with such assets subject to certain de minimis and other exceptions, and allow TINTA, MediaOne, SBC or Cox (as appropriate) to take up an otherwise restricted opportunity in Cable Television or Cable Telephony in the United Kingdom provided that they first offer the opportunity to Telewest.

     Affiliates of TINTA, MediaOne, SBC and Cox have entered into "gain recognition agreements" (the "GRAs") with the US Internal Revenue Service in connection with the transfer of stock to Telewest upon its formation by merger in 1995. GRAs provide that for a specified number of years (generally, 10 years) a US person who transfers stock to a foreign corporation will be required to recognize gain, for US tax purposes, attributable to the transferred stock in the event the transferee foreign corporation disposes of the transferred stock (or all or a substantial portion of the assets of the corporation whose stock was transferred). To ensure that gain will not be triggered under the GRAs, Telewest has made certain covenants under the Relationship Agreement, restricting its ability to dispose of its assets, in favor of TINTA, MediaOne, SBC and Cox to the extent any group individually holds, or MediaOne and TINTA or SBC and Cox collectively hold, 7.5% or more of the Telewest shares.

     TINTA and MediaOne have agreed amongst themselves pursuant to the Relationship Agreement that no transfers are permitted by members of the TINTA Group (as defined in the Relationship Agreement) or the MediaOne Group (as defined in the Relationship Agreement) before December 31, 1999 other than (a) to an "Affiliate" (defined as a person controlled by, controlling or under joint control with the relevant member of the TINTA Group or the MediaOne Group) or
(b) with the written consent of the other and approval of the identity of the transferee and (if the transferee becomes a member of the TINTA Group or the MediaOne Group) the transferee agreeing to adhere to the Relationship Agreement or (c) pursuant to a Permitted Demerger.

     After December 31, 1999, any proposed transfers by a member of the MediaOne Group or the TINTA Group will be subject to rights of first refusal in favor of the other of TINTA or MediaOne. These provisions will not apply to (a) transfers to an Affiliate of TINTA or MediaOne or (b) a transfer pursuant to a Permitted Demerger, provided that any transferee which becomes a member of the relevant group executes a deed of adherence to the Relationship Agreement.

     The Relationship Agreement also contains buy-sell provisions as between the MediaOne Group and the TINTA Group in the event of certain changes of control. Where the MediaOne Group or the TINTA Group is subject to a change of control for these purposes, the group which is unaffected by the change of control may offer to buy the shares of the affected group (or to sell its shares to the affected group) specifying a price at which it is prepared to buy or sell for these purposes or to consent to the change of control. If the unaffected group does not consent, the affected group has the right to choose whether to buy or sell at that price.

     All transfers by SBC or Cox are subject to rights of first offer in favor of TINTA and MediaOne other than in respect of: (a) Public Transfers (as defined in the Relationship Agreement); (b) transfers where the shares remain controlled by SBC or Cox; (c) transfers to members of the same group or from SBC to Cox or vice versa, provided the transferee agrees to be bound by the Relationship Agreement; or (d) transfers following a general takeover offer for Telewest (whether by a third party or by SBC or Cox).

     The Operating Agreement further provides that neither MediaOne nor TINTA will transfer all or a portion of its ownership interest in TW Holdings on or before December 31, 1999 (except to affiliates and certain other exceptions) unless (a) the prior written consent of the other party is obtained, (b) the other party approves, in its sole discretion, the identity of the transferee, and (c) the transferee executes a counterpart to the Relationship Agreement. Furthermore, under the Operating Agreement, if either MediaOne or TINTA desires to transfer its ownership interest in TW Holdings to a third-party it must give a right of first refusal to the other party. In the event of a change of control of either MediaOne or TINTA, such party must give notice thereof to the other party and provide the other party with an opportunity to either consent to the change of control or offer a price at which the responding party is either willing to sell to the notifying party the responding party's ownership interest in TW Holdings or purchase all of the notifying party's such ownership interest. Each party to the Operating Agreement also agrees that if such party acquires additional shares of Telewest, the beneficial interest in such shares will be contributed to TW Holdings with a corresponding increase in such party's ownership interest in TW Holdings.

     Furthermore, as contemplated in the Merger Offer and in accordance with the Relationship Agreement, Telewest adopted revised Articles of Association (the "Articles of Association") which provide, among other things, that, (a) for so long as MediaOne or TINTA holds a Qualifying Interest, such entity will be entitled to appoint two persons to the board of directors; (b) for so long as MediaOne or TINTA holds at least a Lesser Qualifying Interest, such entity will be entitled to appoint one person to the board of directors; and (c) for so long as SBC, Cox or Vivendi (as defined below) holds at least a Lesser Qualifying Interest, such entity will be entitled to appoint one person to the board of directors. The Articles of Association further provide that each committee of the board of directors of Telewest must include at least one director designated by MediaOne and one director designated by TINTA; provided that the majority of members of each committee and the chairman thereof shall be independent of MediaOne and TINTA. Furthermore, for so long as Cox, SBC and Vivendi own a Lesser Qualifying Interest, they may appoint a non-voting observer to any committee.

     Telewest has also agreed under the Relationship Agreement that the directors it appoints shall be individuals that are reasonably acceptable to MediaOne and TINTA. The agreement of MediaOne and TINTA in relation to the above matters will only be required so long as that shareholder retains a Qualifying Interest.

     Also, in connection with the Merger Offer and pursuant to a Registration Rights Agreement, dated October 3, 1995, as amended by Amendment No. 1 to Registration Rights Agreement, dated June 29, 1998 (the "Registration Rights Agreement"), Telewest has agreed that TINTA, MediaOne, SBC, Cox and Vivendi S.A. (the principal stockholder of General Cable prior to the Merger Offer, "Vivendi") will have the right, subject to certain limited exceptions, to require Telewest to include all or any portion of their Telewest shares (including those arising from a conversion of Telewest Preference Shares) in any registered offering by Telewest of Telewest shares under the US Securities Act of 1933, as amended (the "Securities Act"), or in a public offering under UK law. In addition, TINTA, MediaOne, SBC, Cox and Vivendi will have the right to cause Telewest on up to ten separate occasions (two exercisable by each of TINTA, MediaOne, SBC, Cox and Vivendi) to offer all or any part of their Telewest shares for sale in a registered offering under the Securities Act or in a public offering under UK law.

     The foregoing descriptions of the Relationship Agreement, the Operating Agreement, the Registration Rights Agreement, the Articles of Association, and the Contribution Agreement are summaries thereof and do not purport to be complete and are qualified in their entirety to the full text of the Relationship Agreement, the Operating Agreement, the Registration Rights Agreement, the Amendment No. 1 thereto, Articles of Association, and the Contribution Agreement, copies of which have been attached hereto as Exhibits
(4), (5), (6), (7), (8) and (9) and are incorporated by reference herein.



LETTER AGREEMENT

     On September 10, 1998, International entered into a letter agreement (the "Letter Agreement") with SBUK pursuant to which, within five business days of the satisfaction of certain conditions set forth in the Letter Agreement, International (or its designee) agreed to purchase from SBUK up to 180,000,000 Telewest Ordinary Shares, subject to a minimum number (the "Minimum Share Number") equal to the lesser of (a) 170,000,000 Telewest Ordinary Shares and (b) the number of Telewest Ordinary Shares as shall be available for SBUK to sell to International following any exercise by TINTA of its right of first refusal contained in the Relationship Agreement. The Letter Agreement further provides that the number of Telewest Ordinary Shares that SBUK will sell to International shall be equal to (a) the lesser of such number of Telewest Ordinary Shares as when aggregated with those held by MediaOne (including its concert parties) would represent 29.9% of the voting rights of Telewest (but in no event less than the Minimum Share Number) or (b) all of the 180,000,000 Telewest Ordinary Shares or any lesser number of Telewest Ordinary Shares as shall be available for SBUK to sell following any exercise by TINTA of its right of first offer contained in the Relationship Agreement. The Telewest Ordinary Shares which International will acquire (subject to the provisions described above) are referred to as the "SBC Sale Shares." According to the provisional figures produced in connection with the Merger Offer by J. Henry Schroder & Co., Ltd. London ("Schroders"), dated September 7, 1998, and aggregating the number of shares already treated as held by MediaOne, the number of SBC Sale Shares that International believes that it will be entitled to acquire will be 178,077,333.

The purchase of the SBC Sale Shares by International is conditioned upon, among other things:

     a. (subject to Schroders first confirming to MediaOne the number of SBC Sale Shares which MediaOne is entitled to acquire and MediaOne notifying SBC of that number) either SBC providing a waiver from TINTA in respect of the SBC Sale Shares regarding the rights of first offer under clause 9.1 of the Relationship Agreement or SBC providing written notice to commence the procedures prescribed by clause 9.1 in respect of the SBC Sale Shares and once completed SBC being free to sell the SBC Sale Shares to International Holdings upon the terms set forth in the Letter Agreement;

     b. the London Takeover and Mergers Panel (the "Panel") confirming by Friday, September 25, 1998 that should International not acquire the whole of SBC's shareholdings in Telewest, it will not treat SBC as acting in concert with International (such that SBC's residual shareholding would be aggregated with the shareholdings of International and its other concert parties so as to trigger a mandatory offer requirement under Rule 9 of the City Code on Takeovers and Mergers);

     c. the Panel confirming by Friday, September 25, 1998 that International will not be entitled or obliged to acquire any shares in the capital of Telewest the acquisition of which would trigger a mandatory offer requirement under Rule 9 of the City Code on Takeovers and Mergers;

     d.   compliance  by Friday,  September 25, 1998 by  International  with all
          applicable  US  legal  requirements  including,   without  limitation,
          applicable United States Federal and State securities laws.

     Assuming the acquisition by MediaOne of 178,077,333 SBC Sale Shares, upon consummation of such transaction MediaOne will indirectly own 641,516,293 Telewest Ordinary Shares or 29.96% of the issued and outstanding Telewest Ordinary Shares.

     The foregoing description of the Letter Agreement is a summary thereof and does not purport to be complete. The full text of the Letter Agreement is attached hereto as Exhibit (10) and in incorporated herein by reference.

     Subject to the restrictions contained in the Operating Agreement, the Relationship Agreement and the Articles of Association, MediaOne may acquire additional Telewest Ordinary Shares or dispose of Telewest Ordinary Shares at any time and from time to time through open market transactions, privately negotiated transactions or otherwise, the effect of which could have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. It should be noted that there are no assurances that MediaOne would engage in any such transaction.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As of consummation of the Pre-emptive Issue, the conversion referred to above and the Merger Offer, MediaOne beneficially owns 463,438,960 Ordinary Shares or 20.06% of the outstanding Telewest Ordinary Shares. Of those 463,438,960 shares, 409,009,895 shares and 39,088,695 shares are held of record by UK Cable and Cable Partnership, respectively, and 15,340,370 shares are held of record by TW Holdings. The 15,340,370 shares held of record by TW Holdings are attributed to MediaOne due to its 50% interest in TW Holdings, its right to have those shares distributed to MediaOne and certain other voting arrangements discussed above with respect thereto. As of consummation of the Pre-emptive Issue, the conversion referred to above and the Merger Offer, TINTA and its affiliates beneficially owned 463,438,961 Telewest Ordinary Shares or 20.06% of the outstanding Telewest Ordinary Shares. All of the shares beneficially owned by both MediaOne and TINTA are beneficially owned by TW Holdings, which in turn is owned 50% by MediaOne and 50% by TINTA. The filing of this Schedule 13D shall not be construed as an admission by MediaOne. that it is, for the purposes of
Section 13(d) of the Exchange Act, the beneficial owner of the Telewest Ordinary Shares beneficially owned by TINTA.

     Upon consummation of the transactions contemplated by the Letter Agreement (and based upon the information provided by Schroders as referenced above), MediaOne will beneficially own up to 641,516,293 Telewest Ordinary Shares (representing up to 29.96% of the issued and outstanding Telewest Ordinary Shares) depending upon the number of Telewest Ordinary Shares purchased by TINTA pursuant to its right of first refusal contained in the Relationship Agreement.

     To the best knowledge of MediaOne, no Telewest Ordinary Shares are beneficially owned by any of the persons set forth in "Section Seven -- Additional Information -- Directors and Executive Officers of MediaOne Group, Inc." in Section Seven of Part I of the Disclosure Document, except for such beneficial ownership, if any, arising solely from the Relationship Agreement and Operating Agreement or in such person's capacity as an officer or director of MediaOne.

     (c) Neither MediaOne nor, to the best knowledge of MediaOne, any person set forth in "Section Seven -- Additional Information -- Directors and Executive Officers of MediaOne Group, Inc." in Part I of the Disclosure Document, has effected any transaction in Telewest Ordinary Shares during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Items 4 and 5 above, to the best knowledge of MediaOne, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Telewest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.          Description

     (1)  Disclosure Document of Telewest, dated June 29, 1998. (A)

     (2)  Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (A)

     (3)  Prospectus Supplement issued by Telewest dated August 20, 1998. (B)

     (4) Amended and Restated Relationship Agreement, made as of April 15, 1998, between MediaOne International Holdings, Inc., MediaOne UK Cable, Inc., MediaOne Cable Partnership Holdings, Inc., Tele-Communications International, Inc., United Artists Programming-Europe, Inc., Cox Communications, Inc., Cox U.K. Communications, L.P., SBC International, Inc., Southwestern Bell International Holdings (UK-1) Corporation and Telewest Communications plc. (A)

     (5) Form of Amended and Restated Operating Agreement of TW Holdings, L.L.C. (C)

     (6) Registration Rights Agreement, dated October 3, 1995, among Telewest and the other parties references therein. (Incorporated by reference to Telewest's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

     (7) Form of Amendment No. 1 to the Registration Rights Agreement, dated as of June 29, 1998, among Telewest and the other parties referenced therein. (A)

     (8)  Form of amended and restated Articles of Association of Telewest. (A)

     (9) Form of Contribution Agreement among MediaOne Cable Partnership Holdings, Inc. and the other parties thereto. (C)

     (10) Letter   Agreement,   dated  September  10,  1998,   between  MediaOne
          International Holdings, Inc. and Southwestern Bell International Holdings (UK-1) Corporation. (C)

-------------------------

(A) Incorporated by reference to the Registration Statement on form S-4 of Telewest (File No. 333-50201).

(B) Incorporated by reference to Amendment No. 4 to the Schedule 14D-1 filed by Telewest and MediaOne (among others) with respect to General Cable on August 21, 1998.

(C)  Filed herewith.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 21, 1998

                             MEDIAONE GROUP, INC.


                             By:  /s/ Stephen E. Brilz
                                  --------------------
                                    Name:  Stephen E. Brilz
                                    Title  Assistant Secretary

                             MEDIAONE INTERNATIONAL HOLDINGS, INC.


                             By:  /s/ Stephen E. Brilz
                                  --------------------
                                    Name:  Stephen E. Brilz
                                    Title  Assistant Secretary

                             MEDIAONE UK CABLE, INC.


                             By:  /s/ Stephen E. Brilz
                                  --------------------
                                    Name:  Stephen E. Brilz
                                    Title  Assistant Secretary

                             MEDIAONE CABLE PARTNERSHIP HOLDINGS, INC.


                             By:  /s/ Stephen E. Brilz
                                  --------------------
                                    Name:  Stephen E. Brilz
                                    Title  Assistant Secretary

                                  EXHIBIT INDEX



Exhibit No.          Description

     (1)  Disclosure Document of Telewest, dated June 29, 1998. (A)

     (2)  Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (A)

     (3)  Prospectus Supplement issued by Telewest dated August 20, 1998. (B)

     (4) Amended and Restated Relationship Agreement, made as of April 15, 1998, between MediaOne International Holdings, Inc., MediaOne UK Cable, Inc., MediaOne Cable Partnership Holdings, Inc., Tele-Communications International, Inc., United Artists Programming-Europe, Inc., Cox Communications, Inc., Cox U.K. Communications, L.P., SBC International, Inc., Southwestern Bell International Holdings (UK-1) Corporation and Telewest Communications plc. (A)

     (5) Form of Amended and Restated Operating Agreement of TW Holdings, L.L.C. (C)

     (6) Registration Rights Agreement, dated October 3, 1995, among Telewest and the other parties references therein. (Incorporated by reference to Telewest's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

     (7) Form of Amendment No. 1 to the Registration Rights Agreement, dated as of June 29, 1998, among Telewest and the other parties referenced therein. (A)

     (8)  Form of amended and restated Articles of Association of Telewest. (A)

     (9) Form of Contribution Agreement among MediaOne Cable Partnership Holdings, Inc. and the other parties thereto. (C)

     (10) Letter   Agreement,   dated  September  10,  1998,   between  MediaOne
          International Holdings, Inc. and Southwestern Bell International Holdings (UK-1) Corporation. (C)

-------------------------

(A) Incorporated by reference to the Registration Statement on form S-4 of Telewest (File No. 333-90201).

(B) Incorporated by reference to Amendment No. 4 to the Schedule 14D-1 filed by Telewest and MediaOne (among others) with respect to General Cable on August 21, 1998.

(C)  Filed herewith.